

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Via E-Mail

Kent Kiffner
General Counsel
Green Growth Brands Inc.
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9 Canada

>   **Re: Aphria Inc.
>   Schedule 14D-1F filed January 23, 2019, as amended February 7,
>   2019, by Green Growth Brands Inc.
>   SEC File No. 005-90755**

Dear Mr. Kiffner:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-1F

III. Compliance with the Exchange Act

1.   Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Cover Page of Schedule 14D-1F

2.   Please revise your document to include all of the legends required by Item 2 of Part I of Schedule 14D-1F. Also, ensure that all of the required legends appear on the outside front cover of the home jurisdiction document. See Schedule 14D-1F.

3.   Refer to the paragraph captioned "Purchases Outside the Offer" on page viii. You state that you may make purchases outside the offer "…as permitted by the U.S. federal securities Laws." Please tell what law would permit such purchases in the context of your offer. Refer to Rule 14e-5.

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3619.

                        Sincerely,

                        /s/ Daniel F. Duchovny
                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions